UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-37773

Merus N.V.

(Translation of Registrant’s Name into English)

Yalelaan 62

3584 CM Utrecht

The Netherlands

+31 85 016 2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary General Meeting Minutes and Results

On December 31, 2019, Merus N.V. (the “Company”) held its extraordinary general meeting of shareholders (the “Extraordinary Meeting”). At the Extraordinary Meeting, the shareholders appointed Dr. Sven (Bill) Ante Lundberg as executive director of the Company, effective as of December 31, 2019, until the end of the annual general meeting of shareholders of the Company to be held in 2023.

The minutes from the Extraordinary Meeting are furnished herewith as Exhibit 1 and the voting results of the Extraordinary Meeting are furnished herewith as Exhibit 2 to this Report on Form 6-K.

Exhibit 2 to this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-233367 and 333-233383) and Registration Statements on Form S-8 (File Nos. 333-211497 and 333-230708).

EXHIBIT INDEX

Exhibit No.	Description

1	Minutes of the Extraordinary General Meeting of Merus N.V.

2	Results of the Extraordinary General Meeting of Merus N.V.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Merus N.V.

Date: December 31, 2019	By:	/s/ Sven A. Lundberg
	Name:	Sven (Bill) Ante Lundberg
	Title:	President, Chief Executive Officer and Principal Financial Officer